                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER

                                                                  001-05996

                           NOTIFICATION OF LATE FILING          ---------------

                                                                 CUSIP NUMBER

                                                                   23804C 10 3

(Check One):  |x|Form 10-K |_|Form 20-F |_|Form 11-K | |Form 10-Q |_|Form N-SAR

          For Period Ended: December 31, 2003

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          (   ) Transition Report on Form 10-K

          (   ) Transition Report on Form 20-F

          (   ) Transition Report on Form 11-K

          (   ) Transition Report on Form 10-Q

          (   ) Transition Report on Form N-SAR

          For the Transition Period Ended: ______________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION

                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above,

            identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrants:

DataJungle Software Inc.

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Address of Principal Executive Offices (Street and Number)

1 Hines Road, Suite 202

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City, State and Zip Code

Ottawa, Ontario, Canada, K2K 3C7

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without

            unreasonable effort or expense;

   X   (b)  The subject report on Form 10-KSB will be filed

            on or before the fifteenth calendar day following the

            prescribed due date; and

       (c)  The accountant's statement or other exhibit required by

            Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

"The financial statements and Managements Discussion are not completed."

PART IV --OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

      Larry Bruce                                    613      254-7246 ext 110

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        Name                                      Area Code    Telephone Number

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

     Company Act of 1940 during the preceding 12 months (or for such shorter)

     period that the registrant was required to file such reports) been filed?

     If answer is no, identify report(s).          |X| Yes    | | No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

     thereof?                                      |X| Yes  | | No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 1, 2003, Quad Metals Corporation (“Quad”) completed a transaction with DataJungle Ltd. (“DJL”), a private Canadian company, whereby all of the issued and outstanding common stock of DJL was exchanged for common stock of Quad (the “Exchange”).  Subsequent to completion of the Exchange, Quad changed its name to DataJungle Software Inc. (“DJSW”).  As a result of the Exchange, the results of operations for the period from DJL’s most recent year-end of June 30, 2003 to December 31, 2003 will reflect the consolidated results for DJSW and DJL.  The results of operations for the corresponding comparable period filed in last year’s Form 10-KSB included the results of operations for Quad only.  Preliminary consolidated results for DJSW for the six months ended December 31, 2003 indicate a loss of approximately $300,000 compared to a loss of approximately $150,000 for the six months ended December 31, 2002 prepared on a proforma basis.  The results of operations for Quad for the six months ended December 31, 2002 and the twelve months ended December 31, 2002 were a loss of approximately $8,000 and $20,000 respectively.

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                             DataJungle Software Inc.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date March 29, 2004          By /s/ Larry Bruce

                                    Larry Bruce, Vice President Finance